                                                                      EXHIBIT 12


APPLIED POWER INC.
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

                                                                    EARNINGS TO FIXED CHARGES
                                                                (IN THOUSANDS, EXCEPT RATIO DATA)

                                                                        YEAR ENDED AUGUST 31,
                                                  --------------------------------------------------------------
                                                    1998(1)        1997          1996        1995       1994
                                                  --------------------------------------------------------------
Net Earnings from continuing operations             $26,687      $ 57,925      $50,679     $39,830     $29,747
Add Income Tax Expense                               30,698        31,299       26,735      21,269      16,514
Add Interest Expense (2)                             28,531        16,158        7,892       9,250      10,859
Portion of Rent deemed interest factor (3)            6,639         4,747        4,223       4,331       4,462
                                                  --------------------------------------------------------------
     Total Earnings Available
     for Fixed Charges                              $92,555      $110,129      $89,529     $74,680     $61,582
                                                  ==============================================================
Fixed Charges:
Interest Expense (2)                                $28,531      $ 16,158      $ 7,892     $ 9,250     $10,859
Portion of Rent deemed interest factor (3)            6,639         4,747        4,223       4,331       4,462
                                                  ---------------------------------------------------------------
     Total Fixed Charges                            $35,170      $ 20,905      $12,115     $13,581     $15,321
                                                  ==============================================================
Ratio of Earnings to Fixed Charges                      2.6           5.3          7.4         5.5         4.0
                                                  ==============================================================

_______________

     The ratios reflect the combined results of operations and financial position of the Company and ZERO Corporation, acquired by merger on July 31, 1998, restated for all periods presented pursuant to the pooling-of-interests method of accounting, and reflect the results of other acquired companies from their respective effective dates of acquisition in accordance with the purchase method of accounting.

(1) 1998 net earnings include a non-recurring restructuring charge of $52,637 which related to merger costs, various plant consolidations, and other cost reductions and product rationalization efforts of the Company. Excluding this charge and the related tax benefit, the ratio of earnings to fixed charges would have been 4.6.

(2) Interest Expense consists of interest on indebtedness and amortization of debt expense.

(3)  33% of rental expense is deemed representative of the interest factor.